Mail Stop 4561

July 11, 2007

Edward H. Blankenship
Senior Vice President of Finance
    and Chief Financial Officer
Avocent Corporation
4991 Corporate Drive
Huntsville, AL 35805

> **Re: Avocent Corporation**
> **Forms 8-K filed January 25, 2007, March 1, 2007, and April 18, 2007**
> **File No. 000-30575**

Dear Mr. Blankenship:

We have reviewed your response letter dated June 19, 2007 and the above referenced filings and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated May 29, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed January 25, 2007, March 1, 2007, and April 18, 2007

1.   Please refer to prior comment number 5. We have reviewed your response concerning the non-GAAP operating statement columnar format. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

2.   Please refer to prior comment number 6. Your enhanced disclosure does not address all of the non-GAAP financial measures included in your filings. For example, your non-GAAP Condensed Consolidated Statements of Income include non-GAAP financial measures including non-GAAP Gross Profit, non-GAAP

Operating income, and non-GAAP Income before provision for income taxes which don't appear to be addressed in your enhanced disclosure. As previously stated, detailed disclosures should be provided for <u>each adjustment</u> to your GAAP results and <u>each</u> non-GAAP measure.

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief